Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 23 November 2006

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: SENS announcements: Results of the annual general meeting held on 23 November 2006

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol" or "the Company)

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that the results of the business
conducted at the annual general meeting of Sasol held in Rosebank
today, are as follows:

1. The financial statements of the Company as well as the
reports of the directors and auditors for the year ended 30 June
2006 were accepted and adopted;

2. Mrs E le R Bradley, Messrs B P Connellan, P V Cox, L P A
Davies, J E Schrempp and Dr M S V Gantsho retired by rotation at
the meeting and were re-elected for a further term of office in
terms of Article 75(g) of the Company's Articles of Association;

3. Five directors appointed by the board during the course of the
calendar year, Mr H G Dijkgraaf, Dr A M Mokaba, Mr T S Munday and
Mss T H Nyasulu and K C Ramon, retired at the meeting, but were
elected for a further term of office in terms of Article 75(h) of
the Company's Articles of Association;

4. KPMG Incorporated was re-appointed as auditors of the Company
until the conclusion of the next annual general meeting;

5. Special Resolution number 1 authorising the directors to
approve the purchase by the Company or by any of its subsidiaries
of the Company's shares subject to the provisions of the
Companies Act of 1973, as amended, and subject to the rules and
requirements of the JSE Listings Requirements, as amended, was
approved; and

6. Ordinary Resolution number 1 approving the revised annual fees
payable to non-executive directors of the Company was approved.

The special resolution will be lodged with the Companies and
Intellectual Property Registration Office for registration.

23 November 2006
Johannesburg

Issued by Sponsor: Deutsche Securities (SA) (Pty) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 November 2006

By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary